UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of May 31, 2002

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2
N-0240 OSLO 2
Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press release

Contact Kristin Brobakke
Telephone (+47) 22 53 27 44
Cellular (+47) 91 84 06 81
E-mail kristin.brobakke@hydro.com

Norsk Hydro ASA
Bygdøy allé 2
N-0240 Oslo
Norway
Phone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com

Oslo, 30 May 2002:

Minstry of Petroleum and Energy today announced that Norsk Hydro is offered operatorships and equity in the company's highest ranked areas in the 17th concession round on the Norwegian Continental Shelf.

- The award of high equity and opertorships in two areas, in addition to participating interest in a third, confirms Hydro's competitive position on the Norwegian Continental Shelf. The award strengthens the company's position as a major long term gas player in Norway and improves the basis for further growth for Hydro on the Norwegian Continental Shelf, says the president of Exploration and Development Norway, Mr. Torstein Dale Sjotveit.

- Fles Nord has potentially large gas resources and is therefore of particular interest for the company. The Fles Nord blocks are located at water depths of 900 metres centrally in the Voring Basin, approx. 150 km North West of the Asgard field on Haltenbanken.

- Hydro's position in the Ormen Lange project, Fles Nord and the company's remaining exploration possibilities in the Norwegian Sea, including the Solsikke prospect to be drilled later this year, gives the company a unique position for further development of proven and potential gas resources in this important area, says Sjotveit.

Hydro is offered:

PL 283 30 % (operator)
PL 286 60 % (operator)
PL 282 25 % (partner)

Contact person: President for Exploration and Development Norway, Torstein Dale Sjotveit.
Phone: +47 22 53 89 27, Mobile: -47 91 18 66 57

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which is engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2001 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

Dated: May 31, 2002

Idar Eikrem
Senior Vice President
Corporate Accounting and Consolidation

WAS1 #920825 v4